================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of                           JANUARY                        2006
                      ------------------------------------------------   -------
Commission File Number                     1-15142
                      ------------------------------------------------

                          NORTH AMERICAN PALLADIUM LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

     130 ADELAIDE STREET WEST, SUITE 2116, TORONTO, ONTARIO, CANADA M5H 3P5
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

             Form 20-F                   Form 40-F     X
                      ------------                ------------

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T RULE 101(B)(1): _______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                          No     X
                      ------------                ------------

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________


================================================================================

DOCUMENTS INCLUDED AS PART OF THIS REPORT


  Document
  --------
      1       Auditors' Report
      2       Consolidated balance sheet of North American Palladium Ltd. as at
              December 31, 2004 and 2003 and the consolidated statement of earnings (loss) and deficit and cash flows for the years ended
              December 31, 2004, 2003 and 2002
      3       Consent of Independent Chartered Accountants

                                                                      DOCUMENT 1

Auditors' Report

TO THE SHAREHOLDERS OF NORTH AMERICAN PALLADIUM LTD.

We have audited the consolidated balance sheet of North American Palladium Ltd. as at December 31, 2003 and the consolidated statements of earnings and deficit and cash flows for each of the years in the two-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.


/s/ Ernst & Young LLP


Chartered Accountants

Toronto, Canada,
February 20, 2004

                                                                      DOCUMENT 2

------------------------------------------------------------------------------------------------------------------------------------
North American Palladium Ltd.
CONSOLIDATED BALANCE SHEETS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                              December 31
                                                                                                     2004                      2003
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Current Assets
Cash and cash equivalents                                                                       $  65,755                 $  11,950
Restricted cash equivalents                                                                            --                     1,813
Concentrate awaiting settlement, net - NOTE 3                                                      68,259                    94,610
Inventories - NOTE 4                                                                                8,954                     9,141
Crushed and broken ore stockpiles                                                                   9,256                     6,251
Accounts receivable and other assets                                                                1,615                     1,387
Future tax asset - NOTE 16                                                                           --                          84
                                                                                                  153,839                   125,236
Mining interests, net - NOTE 5                                                                    136,009                   247,116
Mine restoration deposit - NOTE 7                                                                   5,973                     4,733
Crushed and broken ore stockpiles                                                                   1,379                     5,983
Future tax asset - NOTE 16                                                                             --                     9,334
Deferred financing costs - NOTE 6                                                                     697                     1,290
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 297,897                 $ 393,692
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                        $  20,231                 $  16,041
Taxes payable                                                                                         521                     1,311
Future tax liability - NOTE 16                                                                         --                       216
Current portion of obligations under capital leases - NOTE 8                                        1,481                     1,070
Current portion of long-term debt - NOTE 9                                                          6,815                    34,538
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   29,048                    53,176
Mine restoration obligation                                                                         7,592                     7,300
Obligations under capital leases - NOTE 8                                                           3,182                     1,015
Long-term debt - NOTE 9                                                                            24,851                     7,272
Kaiser-Francis credit facility - NOTE 10                                                           13,842                    14,866
Future mining tax liability - NOTE 16                                                               1,549                    10,108
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                   80,064                    93,737
SHAREHOLDERS' EQUITY
Capital stock - NOTE 12                                                                           322,904                   313,489
Contributed surplus                                                                                   573                        --
Deficit                                                                                          (105,644)                  (13,534)
------------------------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                                        217,833                   299,955
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                $ 297,897                 $ 393,692
------------------------------------------------------------------------------------------------------------------------------------
Commitments - NOTE 13
Contingencies - NOTE 15
See accompanying notes to the consolidated financial statements.

On Behalf of the Board:


/s/ MICHAEL P. AMSDEN                   /s/ GREG VAN STAVEREN

MICHAEL P. AMSDEN                       GREG VAN STAVEREN
Director                                Director


North American Palladium Ltd.                            2004 Annual Report                                                       31

------------------------------------------------------------------------------------------------------------------------------------
North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND DEFICIT
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                              Year ended December 31
                                                                               2004                    2003                    2002
------------------------------------------------------------------------------------------------------------------------------------
REVENUE FROM METAL SALES - NOTE 14                                     $    185,204            $    192,141            $    176,773
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Production costs, excluding amortization and
  asset retirement costs                                                    102,936                 103,654                 100,599
Smelter treatment, refining and freight costs                                23,602                  19,048                  16,909
Insurance recovery                                                           (7,148)                   --                      --
Amortization - NOTE 5(B)                                                     36,710                  28,590                  20,190
Administrative                                                                5,557                   3,788                   4,212
Exploration expense                                                           2,479                   1,942                     850
Loss on disposal of capital assets                                              277                     788                      99
Asset retirement costs                                                          905                     921                     587
Write-down of mining interests - NOTE 5(C)                                  108,000                   2,315                    --
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                                    273,318                 161,046                 143,446
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) FROM MINING OPERATIONS                                        (88,114)                 31,095                  33,327
------------------------------------------------------------------------------------------------------------------------------------
Other income (expenses)
Interest on long-term debt - NOTES 9 AND 10                                  (1,756)                 (3,158)                 (5,405)
Write-off of deferred financing costs                                          (788)                   --                      --
Foreign exchange gain (loss)                                                   (340)                 18,138                     792
Interest income                                                                 494                     474                     663
Derivative income                                                               213                    --                      --
Interest expense                                                                (29)                    (17)                   (433)
------------------------------------------------------------------------------------------------------------------------------------
Total other income (expenses)                                                (2,206)                 15,437                  (4,383)
------------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                           (90,320)                 46,532                  28,944
Provision for income taxes - NOTE 16                                          1,790                   8,154                  13,862
------------------------------------------------------------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                                              (92,110)                 38,378                  15,082

Deficit, beginning of year                                                  (13,534)                (51,912)                (66,994)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of year                                                   $   (105,644)           $    (13,534)           $    (51,912)
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss) per share
  Basic                                                                $      (1.79)           $       0.76            $       0.30
------------------------------------------------------------------------------------------------------------------------------------
  Diluted - NOTE 12(B)                                                 $      (1.79)           $       0.75            $       0.30
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares outstanding - basic                    51,379,542              50,763,566              50,544,634
------------------------------------------------------------------------------------------------------------------------------------
Weighted-average number of shares outstanding - diluted
  - NOTE 12(B)                                                           51,379,542              50,832,904              50,593,508
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to the consolidated financial statements.


32                                  Continued FOCUS on Operations, Growth and Financial Position

------------------------------------------------------------------------------------------------------------------------------------
North American Palladium Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
------------------------------------------------------------------------------------------------------------------------------------

                                                                                               Year ended December 31
                                                                                2004                   2003                    2002
------------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATIONS
Net income (loss) for the year                                            $ (92,110)              $  38,378               $  15,082
Operating items not involving cash
  Future income tax expense - NOTE 16                                           643                   7,392                  13,046
  Amortization                                                               36,710                  28,590                  20,190
  Accrued interest on mine closure deposit                                      (40)                    (63)                    (38)
  Write-down of mining interests                                            108,000                   2,315                      --
  Unrealized foreign exchange gain                                           (3,687)                (18,519)                 (1,494)
  Loss on disposal of capital assets                                            277                     788                      99
  Provision for asset retirement costs                                          905                     921                     587
  Write-off of deferred financing costs                                         788                      --                      --
  Stock-based compensation                                                      573                      --                      --
------------------------------------------------------------------------------------------------------------------------------------
                                                                             52,059                  59,802                  47,472

Changes in non-cash working capital - NOTE 17(A)                             29,731                  (5,235)                 (5,369)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             81,790                  54,567                  42,103
------------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Repayment of long-term debt                                                 (44,290)                (45,134)                (33,233)
Increase in long-term debt                                                   36,809                      --                      --
Issuance of common shares                                                     9,415                   1,506                   1,199
Mine restoration deposit                                                     (1,200)                 (1,200)                 (1,200)
Repayment of obligations under capital leases                                (1,751)                 (1,046)                 (1,419)
Deferred financing costs                                                       (504)                     --                      --
Increase in Kaiser-Francis credit facility                                       --                      --                  10,372
------------------------------------------------------------------------------------------------------------------------------------
                                                                             (1,521)                (45,874)                (24,281)
------------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to mining interests                                               (28,728)                (11,707)                 (8,446)
Proceeds on disposal of mining interests                                        451                     114                     513
Restricted cash equivalents                                                   1,813                   3,314                    (128)
------------------------------------------------------------------------------------------------------------------------------------
                                                                            (26,464)                 (8,279)                 (8,061)
------------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                        53,805                     414                   9,761
Cash and cash equivalents, beginning of year                                 11,950                  11,536                   1,775
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                    $  65,755               $  11,950               $  11,536
------------------------------------------------------------------------------------------------------------------------------------

Supplementary information - NOTE 17(B) AND (C)

See accompanying notes to the consolidated financial statements.


North American Palladium Ltd.                            2004 Annual Report                                                       33

--------------------------------------------------------------------------------
North American Palladium Ltd.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2004, 2003 and 2002
(CANADIAN FUNDS IN THOUSANDS OF DOLLARS)
--------------------------------------------------------------------------------




1.      NATURE OF OPERATIONS AND BASIS OF PRESENTATION

        North American Palladium Ltd. ("NAP" or "the Company") is a Canadian company in the business of exploring and mining Platinum Group Metals ("PGMs") and certain base and precious metals. Its principal asset is the Lac des Iles mine located in the Thunder Bay District in Ontario. The Company operates in one geographical area, Canada, and in one operating segment, mining.

        The Company's financial position and operating results are directly affected by the market price of the PGMs in relation to the Company's production costs. The prices of PGMs (palladium, platinum) and by-product metals (gold, copper and nickel) fluctuate widely and are affected by numerous factors beyond the Company's control. The Company is under long-term contracts with two smelting firms for the sale of its concentrates. During 2000, the Company entered into a long-term palladium sales agreement with a major automotive manufacturer for the sale of all of its palladium production for deliveries of metal up to June 30, 2005 (NOTE 13(A)). Commencing with the first quarter of 2005, palladium production which will be available for delivery after June 30, 2005 will not be subject to the palladium sales agreement.


2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and, except as discussed in note 18, conform in all material respects with United States generally accepted accounting principles. The more significant accounting policies are summarized as follows:

        BASIS OF CONSOLIDATION

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Lac des Iles Mines Ltd. ("LDI"). All intercompany balances and tranactions have been eliminated.

        REVENUE AND CONCENTRATE AWAITING SETTLEMENT

        Revenue from the sale of palladium and by-product metals is recognized net of royalties upon the delivery of concentrate to the smelter, which is when title transfers and the rights and obligations of ownership pass. The Company's metals are sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. The effect of hedging instruments is also included in revenue. Concentrate awaiting settlement at the smelter is net of estimated treatment and refining costs.

        Although the Company sold its metals during 2004 to a limited number of customers, the Company is not economically dependent upon them as there are other markets throughout the world for the Company's metals.

        DERIVATIVE FINANCIAL INSTRUMENTS

        The Company enters into forward commodity sales contracts from time to time to hedge the effect of changes in the prices of metals it produces on the Company's revenues (NOTES 13(A), (C), (D) (E) AND (F)). Gains and losses on derivative financial instruments used to mitigate metal price risk are recognized in revenue from metal sales (NOTE 14) over the term of the hedging contract.

        From time to time the Company enters into foreign exchange forward sales contracts to manage the effect of fluctuations in the value of committed US dollar denominated revenues. For those forward exchange contracts designated by the Company as hedges, the related revenue is recorded at the forward contract rate. Those foreign exchange forward sales contracts not designated by the Company as hedges are marked-to-market as at the balance sheet date and the resultant gains or losses are included in earnings for the period. The fair value of the Company's derivative financial instruments is determined based on forward prices supplied by knowledgeable, independent third parties.

        The Company used electricity swap contracts to hedge the effects of price fluctuations in its electricity purchase requirements in Ontario. The net swap settlements are recognized in the same period as the hedge transaction.

        The Company does not hold financial instruments or derivative financial instruments for trading purposes. Cash flows arising in respect of hedging transactions are recognized under cash flows from operating activities.

        The Company does not consider the credit risk associated with its financial instruments to be significant. Foreign currency contracts and commodity hedge contracts are maintained with high-quality counter-parties, and the Company does not anticipate that any counter-party will fail to meet its obligations.


34        Continued FOCUS on Operations, Growth and Financial Position

        CONCENTRATE, CRUSHED AND BROKEN ORE STOCKPILES AND SUPPLIES INVENTORIES

        Concentrate and crushed and broken ore stockpiles are valued at the lower of average production cost and net realizable value. Average production cost does not include an allocation of the amortization of production related assets. Crushed and broken ore stockpiles represent course ore that has been extracted from the mine and is available for further processing. Stockpile tonnages are verified by periodic surveys. The amount of stockpiled ore that is not expected to be processed within one year is shown as a long-term asset. Supplies inventory is valued at the lower of average direct acquisition cost and replacement cost.

        MINING INTERESTS

        Plant and equipment are recorded at cost with amortization generally provided either on the unit-of-production method over the proven and probable reserves to which they relate or on a straight-line method over their estimated useful lives ranging from three to seven years. The Company capitalizes interest on major projects where direct indebtedness has occurred.

        The Company leases certain equipment under capital leases. These leases are capitalized based on the lower of fair market value and the present value of future minimum lease payments. The corresponding liabilities are recorded as obligations under capital leases. This equipment is being amortized on the same basis as described above.

        Mining leases and claims and royalty interests are recorded at cost and are amortized on the unit-of-production method over the proven and probable reserves.

        Exploration costs relating to properties are charged to earnings in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, future development and exploration expenditures are capitalized. Determination as to reserve potential is based on the results of feasibility studies, which indicate whether production from a property is economically feasible. Initial feasibility studies are optimized once drilling has confirmed the shape, grades and continuity of the mineralization. Upon commencement of the commercial production of a development project these costs are amortized using the unit-of-production method over the proven and probable reserves. Deferred expenditures, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future, are written off.

        Each year, the Company reviews mining plans for the remaining life of each property. Significant changes in the mine plan can occur as a result of mining experience, new discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology and other factors. Based on year-end ore reserves and the current mine plan, the Company reviews annually its accounting estimates and makes adjustments accordingly.

        The Company assesses long-lived assets for recoverability whenever indicators of impairment exist. When the carrying value of a long-lived asset is less than its net recoverable value as determined on an undiscounted basis, an impairment loss is recognized to the extent that its fair value, measured as the discounted cash flows over the life of the asset is less than the carrying value. Future cash flows are estimated based on quantities of recoverable minerals, expected palladium and other commodity prices and expected foreign exchange rates (considering current, historical and expected future prices and foreign exchange rates and related factors), production levels and cash costs of production and capital and reclamation expenditures, all based on detailed life-of-mine plans and projections. The term "recoverable minerals" refers to the estimated amount of palladium and other commodities that will be obtained from proven and probable reserves after taking into account losses during mining, ore processing and concentrate treatment. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment changes (NOTE 5(C)).

        ASSET RETIREMENT OBLIGATIONS

        Asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement obligation is capitalized as part of mining interests and amortized over the estimated life of the mine. Total undiscounted cash flows required to settle the obligations are estimated to be approximately $7.8 million, the majority of which is to be paid at the end of the mine life, which is currently expected to end in 2010. A credit adjusted risk-free rate of 5% has been utilized to determine the obligation recorded on the balance sheet. The estimated asset retirement obligation may change materially based on future changes in operations, costs of reclamation and closure activities, and regulatory requirements.


North American Palladium Ltd.  2004 Annual Report                             35

        The following is a reconciliation of the changes in the asset retirement obligation during the year:

                                                        2004         2003
        -----------------------------------------------------------------
        Balance, beginning of the year             $   7,300    $   7,019
        Accretion expense                                292          281
        -----------------------------------------------------------------
        Balance at the end of year                 $   7,592    $   7,300
        -----------------------------------------------------------------

        STOCK-BASED COMPENSATION PLAN

        The Company has a stock-based compensation plan which is described in note 12(a). Effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model. For options granted from January 1, 2002 to December 31, 2002, the Company elected to not recognize compensation expense when stock options were issued to employees and directors. Any consideration paid by employees and directors on exercise of stock options or purchase of stock is credited to share capital.

        TRANSLATION OF FOREIGN CURRENCY

        Transactions recorded in United States dollars have been translated into Canadian dollars as follows:

        1. Monetary items at the rate prevailing at the consolidated balance sheet dates;
        2.      Non-monetary items at the historical exchange rate; and
        3. Revenue and expenses at the actual rate in effect during the applicable accounting period.

        All resulting foreign exchange gains and losses are recorded in the consolidated statements of earnings and deficit.

        INCOME TAXES

        The Company follows the asset and liability method of tax allocation for accounting for income taxes. Under the asset and liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax liabilities and assets of a change in tax rates is recognized in income in the period that the change occurs.

        CASH AND CASH EQUIVALENTS/RESTRICTED CASH EQUIVALENTS

        Cash and cash equivalents include cash on account, demand deposits and short-term investments with original maturities of three months or less and are stated at cost.

        Short-term investments with maturities of three months or less that are subject to security arrangements are included in restricted cash equivalents.

        DEFERRED FINANCING COSTS

        Deferred financing costs represents the costs of negotiating and securing the Company's long-term debt facilities and share issue costs in connection with the filing of a shelf prospectus. The amortization of the costs of securing the long-term debt facilities is included in amortization expense on a straight-line basis over the term of the debt facility. The share issue costs will be offset against share proceeds at the time an equity financing is completed and if an equity financing is not completed before the expiration of the shelf prospectus, the share issue costs will be written off.

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        The carrying amounts of all financial instruments on the balance sheet approximate fair value due to their short-term maturities or variable interest rates.

        USE OF ESTIMATES

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and that also affect the reported amounts of revenues and expenses during the reported year. Actual results could differ from those estimates.


36        Continued FOCUS on Operations, Growth and Financial Position

3.      CONCENTRATE AWAITING SETTLEMENT

        Concentrate awaiting settlement is comprised of:

                                                          2004          2003
        --------------------------------------------------------------------
        Concentrate awaiting settlement, gross      $   76,491    $  104,880
        Refining and smelter treatment charges          (8,232)      (10,270)
        --------------------------------------------------------------------
        Concentrate awaiting settlement, net        $   68,259    $   94,610
        --------------------------------------------------------------------

        The gross value of concentrate awaiting settlement represents the value of all PGMs and base metals from production shipped to and received by the third-party smelters between June and December 2004, including 114,186 ounces of palladium (2003 - between June and December 2003, including 147,570 ounces of palladium).

        All of the concentrate awaiting settlement is from two domestic customers at December 31, 2004 (2003 - two domestic customers). No reserves for doubtful accounts have been established. In the opinion of management, full realization will occur on all such receivables.

4.      INVENTORIES

        Inventories consist of the following:

                                                          2004          2003
        --------------------------------------------------------------------
        Concentrate                                 $      587    $    1,669
        Supplies                                         8,367         7,472
        --------------------------------------------------------------------
                                                    $    8,954    $    9,141
        --------------------------------------------------------------------

5.      MINING INTERESTS

        (A)     Mining interests are comprised of the following:

                                                          2004          2003
        --------------------------------------------------------------------

        Plant and equipment, at cost                $  345,588    $  322,966
        Underground mine development, at cost            6,920             -
        Accumulated amortization                       140,413       108,972
        --------------------------------------------------------------------
                                                       212,065       213,994
        --------------------------------------------------------------------
        Equipment under capital lease, at cost           6,346         3,758
        Accumulated amortization                           859         1,056
        --------------------------------------------------------------------
                                                         5,487         2,702
        --------------------------------------------------------------------
        Mining leases and claims, royalty interest,
          exploration and development, at cost          82,537        82,353
        Accumulated amortization                        56,080        51,933
        --------------------------------------------------------------------
                                                        26,457        30,420
        --------------------------------------------------------------------
        Mining interests before impairment charge      244,009       247,116
        Impairment charge                              108,000             -
        --------------------------------------------------------------------
        Mining interests, net                       $  136,009    $  247,116
        --------------------------------------------------------------------


North American Palladium Ltd.  2004 Annual Report                             37

        (B)     Amortization expense is comprised of:

                                                              2004         2003        2002
        -----------------------------------------------------------------------------------
        Capital assets (including plant and equipment,
          and equipment under capital lease)             $  32,149    $  24,746   $  17,505
        Mining leases and claims, royalty interest,
          exploration and development costs                  4,147        3,054       1,895
        Deferred financing costs                               414          790         790
        -----------------------------------------------------------------------------------
                                                         $  36,710    $  28,590   $  20,190
        -----------------------------------------------------------------------------------

        (C) During the fourth quarter of 2004 the Company performed an annual impairment test which resulted in a non-cash charge of $108,000 to write-down the carrying value of mining interests. An assessment of impairment was required as a result of changes in certain key assumptions which were affected by a continuation of low palladium prices.

        In 2003, the Company recorded a write-down of $2,315 pertaining to the retirement of a damaged primary crusher.

6.      DEFERRED FINANCING COSTS

                                                          2004          2003
        --------------------------------------------------------------------
        Financing costs                              $     716     $   3,265
        Accumulated amortization                            19         1,975
        --------------------------------------------------------------------
                                                     $     697     $   1,290
        --------------------------------------------------------------------

7.      MINE RESTORATION PLAN

        The Company, in conjunction with the Ontario Ministry of Northern Development and Mines (the "Ministry"), has established a trust fund (the "Fund") pursuant to the Company's mine closure plan for eventual clean-up and restoration of the mine site. The mine closure plan calls for a total amount of $7,802 to be accumulated in the Fund.

        Commencing in February 2001, the Fund, controlled by the Ministry, started to accumulate through monthly deposits of $100. At December 31, 2004, the Company had $5,973 (2003 - $4,733) on deposit with the Ministry including accrued interest of $243. The funds on deposit bear interest at current short-term deposit rates and will be returned to the Company once the mine closure is completed.

8.      LEASE OBLIGATIONS

        The following is a schedule of future minimum lease payments under capital leases together with the present value of the net minimum lease payments:

                                                                    2004         2003
        -----------------------------------------------------------------------------
        2004                                                   $       -    $   1,098
        2005                                                       1,632          620
        2006                                                       1,223          257
        2007                                                         951          171
        2008                                                         763            -
        2009                                                         452            -
        -----------------------------------------------------------------------------
        Total minimum lease payments                               5,021        2,146
        Amounts representing interest rates from 3.5% - 8.3%         358           61
        -----------------------------------------------------------------------------
        Present value of minimum lease payments                $   4,663    $   2,085
        Less current portion                                   $   1,481    $   1,070
        -----------------------------------------------------------------------------
        Long-term liabilities                                  $   3,182    $   1,015
        -----------------------------------------------------------------------------


38        Continued FOCUS on Operations, Growth and Financial Position

9.      LONG-TERM DEBT

        (A)     PROJECT TERM LOAN

        The project term loan was a non-revolving credit facility with an interest margin of 1.75% over LIBOR or Bankers Acceptance. In return for granting the loan the lender received a security in all of the Company's existing and future assets. In addition, the lender received an assignment of all material agreements including the palladium sales contract (NOTE 13(A)) and a pledge of the shares of LDI.

        Amounts drawn under the credit facility were required to be repaid in quarterly installments, with the final maturity date of the credit facility being March 31, 2005.

        In June 2004, the Company entered into a new senior credit facility and used a portion of this new facility to repay the Company's project term loan totalling approximately US$19,000.

        (B)     SENIOR CREDIT FACILITY

        On June 28, 2004, the Company entered into a new US$20,000 and C$10,000 senior credit facility with a leading equipment finance company which were fully drawn. The US$20,000 credit facility is repayable in equal quarterly installments of US$1,000 commencing on September 30, 2004 and has a final maturity on June 30, 2009. The C$10,000 credit facility is repayable in equal quarterly installments of C$500 commencing February 24, 2005 and has a final maturity of November 24, 2009. The credit facility has an interest margin of 2.5% over LIBOR or Bankers Acceptances. In return for granting the loan the lender received a first priority security in all of the Company's existing and future assets excluding its production leases and claims. The credit facility allows in certain circumstances, full repayment of outstanding loans at any time during the term of the facility.

10.     KAISER-FRANCIS CREDIT FACILITY

        At the time the Company entered into the new senior credit facility, certain terms under the US$20,000 non-revolving credit facility with Kaiser-Francis Oil Company ("Kaiser-Francis") were amended. The final maturity date was extended to June 30, 2006 from May 31, 2005 and the interest rate was reset based upon the 30 day LIBOR rate plus 2.50%. Amounts not drawn under the loan are subject to a standby fee payable quarterly at 0.125% per annum. The Company paid on closing a commitment fee of 0.75% of the total commitment (US$150). In connection with the loan, the Company has granted Kaiser-Francis a security interest in all of the assets of the Company and a pledge of the LDI shares. The security interests in all of the assets of the Company are subordinated to the security interests of the senior credit facility. As at December 31, 2004, the outstanding loan was US$11,500 (2003 - US$11,500).

        The loan agreement includes customary representations, warranties and covenants, including a covenant by the Company not to pay dividends or make any other payment to shareholders while the loan is outstanding. The loan agreement also provides for customary events of default.

11.     RELATED PARTY TRANSACTIONS AND COMMITMENTS

        Kaiser-Francis is the controlling shareholder of the Company. In addition to the related party transactions with Kaiser-Francis disclosed in note 10, the Company has completed the following related party transactions:

        (A) On January 1, 1999, the Company entered into a farm-in agreement with a mining company of which one of the Company's directors is an officer and director. Under the agreement, the Company earned the right to a 100% interest in six mining claims in the vicinity of the Lac des Iles property by making payments to the optionor totaling $260 and by conducting exploration work in the amount of $135 by December 31, 2000. The optionor retained a 2% net smelter royalty on the farm-in claim property.

        (B)     In 2004, a director of the Company received a fee of $581 (2003
- $400; 2002 - $412) in connection with the negotiations related to the Palladium Sales Contract entered into by the Company in 2000 (NOTE 13(A)). The contract was made prior to such person becoming a director of the Company.


North American Palladium Ltd.  2004 Annual Report                             39

12.     CAPITAL STOCK

        The authorized capital stock of the Company consists of an unlimited number of common shares and an unlimited number of special shares, issuable in series, including 10,000,000 Series "A" preferred shares.

        (a)     COMMON SHARES:

                The changes in issued common share capital for the year are summarized below:

                                                                     2004                       2003
        ----------------------------------------------------------------------------------------------------
                                                             SHARES        AMOUNT       Shares        Amount
        Common shares issued, beginning of year          50,895,338     $ 313,489   50,647,955    $  311,983
        Common shares issued
                Pursuant to stock options exercised         459,380         4,637       13,450           101
                To Group Registered Retirement
                  Savings Plan participants                  84,357           956      190,605           905
                Private placement                           270,000         3,822       43,328           500
        ----------------------------------------------------------------------------------------------------
        Common shares issued, end of year                51,709,075     $ 322,904   50,895,338    $  313,489
        ----------------------------------------------------------------------------------------------------

        GROUP REGISTERED RETIREMENT SAVINGS PLAN

        The Company has a group registered retirement savings plan, which all employees can participate in at their option. The Company is required to make matching contributions to a maximum of $5 per employee per annum. The Company matching contribution can be made either in cash or treasury shares of the company. During 2004 the Company contributed 84,357 shares at a stated capital of $956, being fair value (2003 - 190,605 shares at a stated capital of $905).

        PRIVATE PLACEMENT

        On July 9, 2004, the Company completed a private placement of 270,000 flow through common shares. The gross proceeds of $4,050 must be spent on Canadian exploration expenses as defined in Section 66 of the Income Tax Act (Canada) by December 31, 2005. In 2003, the Company completed a private placement of 43,328 flow through common shares. The gross proceeds of $500 were spent on Canadian exploration expenses by December 31, 2004. Under the terms of the flow through common share issue, the tax attributes of the related expenditures will be renounced to investors and the share capital will be reduced and future income tax liabilities will be increased by the estimated income tax benefits renounced by the Company to the investors.

        CORPORATE STOCK OPTION PLAN

        The Company has adopted, and the shareholders have approved, the ongoing 1995 Corporate Stock Option Plan (the "Plan"), under which eligible directors, officers, employees and consultants of the Company are entitled to receive options to acquire common shares. The Plan is administered by the Compensation Committee, a subcommittee of the Board of Directors, which will determine the number of options to be issued, the exercise price (which may not be lower than the closing price of the Company's common shares on the Toronto Stock Exchange ("TSX") on the day prior to the date of grant) and expiration dates of each option, the extent to which each option is exercisable provided that the term of an option shall not exceed 10 years from the date of grant, as well as establishing a limited time period should the optionee cease to be an "Eligible Person" as set forth in the conditions of the Plan. Options granted since December 2001 vest as to 1/3 on each of the first three anniversary dates of the date of grant. Prior to December 2001, options granted under the Plan vested as to 1/3 on the date of grant and 1/3 on each of the first two anniversary dates.

        The maximum number of common shares subject to option shall not exceed 2,700,000, being approximately 5.2% of the outstanding common shares or such greater number of common shares as may be determined by the Board of Directors, and approved if required, by the shareholders of the Company and by any relevant stock exchange or other regulatory authority. As at December 31, 2004, 318,094 options were available to be granted under the Plan.


40        Continued FOCUS on Operations, Growth and Financial Position

The following summary sets out the activity in outstanding common share purchase options:

                                                        2004                       2003
        -----------------------------------------------------------------------------------------
                                                            WEIGHTED-                   Weighted-
                                                              AVERAGE                     Average
                                                             EXERCISE                    Exercise
                                                 SHARES         PRICE       Shares          Price
        -----------------------------------------------------------------------------------------
        Outstanding, beginning of year        1,038,857        $ 9.24    1,066,939        $ 11.04
        Granted                                 316,800         11.87      258,000           3.71
        Exercised                              (459,380)        10.10      (13,450)          7.50
        Cancelled                               (70,667)         7.96     (272,632)         11.15
        -----------------------------------------------------------------------------------------
        Total                                   825,610        $ 9.88    1,038,857        $  9.24
        -----------------------------------------------------------------------------------------
        Options exercisable at end of year      389,265        $10.08      685,057        $ 11.27
        -----------------------------------------------------------------------------------------

        The following table summarizes information about the Company's stock options outstanding at December 31, 2004 (SEE ALSO NOTE 15(A)):

        EXERCISE PRICE            EXPIRY DATES                   OPTIONS                   OPTIONS
                                                          OUTSTANDING AT            EXERCISABLE AT
                                                           DEC. 31, 2004             DEC. 31, 2004
        ------------------------------------------------------------------------------------------
        $     3.42               April 7, 2011                   103,334                    34,445
        $     3.70               April 1, 2011                    33,400                    11,133
        $     4.75           February 27, 2011                     7,500                     2,500
        $     5.92           September 2, 2011                    20,000                     6,667
        $     7.89           December 12, 2009                    51,900                    51,900
        $     8.40               March 3, 2005                    35,000                    35,000
        $     9.30               July 27, 2005                    34,499                    34,499
        $     9.40              March 15, 2005                    14,760                    14,760
        $     9.76            November 1, 2012                    15,000                         -
        $     10.01               June 6, 2010                    73,667                    49,111
        $     11.90              June 23, 2012                   287,300                         -
        $     13.55               June 6, 2006                    90,750                    90,750
        $     13.90          December 14, 2005                    25,500                    25,500
        $     14.44          February 13, 2006                    33,000                    33,000
        ------------------------------------------------------------------------------------------
                                                                 825,610                   389,265
        ------------------------------------------------------------------------------------------

        Prior to January 1, 2003, the Company did not recognize compensation expense for stock options. Had compensation expense for options granted in 2002 under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the fair value based method of accounting for stock-based compensation, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                                    2004         2003         2002
        ------------------------------------------------------------------------------------------
        Net income (loss) as reported                         $  (92,110)  $   38,378   $   15,082
        Stock-based compensation                                     160          160          160
        ------------------------------------------------------------------------------------------
        Pro forma net income (loss)                           $  (92,270)  $   38,218   $   14,922
        ------------------------------------------------------------------------------------------
        Pro forma basic and diluted income (loss) per share   $    (1.80)  $     0.75   $     0.30
        ------------------------------------------------------------------------------------------

        The fair value of options granted in 2004 has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 3.7% (2003 - 4%; 2002 - 4%), expected dividend yield of nil (2003 - nil; 2002 - nil), expected volatility of 55% (2003 - 48%; 2002 - 60%), and expected option life of 4 years (2003 - 3 years; 2002 - 3 years). The estimated fair value of the options is expensed over the option's vesting period, which is 3 years. The weighted average fair market value of options granted in 2004 was $5.43 (2003 - $2.13; 2002 - $4.33).


North American Palladium Ltd.  2004 Annual Report                             41

        (B)     Reconciliation of the diluted number of shares outstanding:

                                                                     2004            2003           2002
        ------------------------------------------------------------------------------------------------
        Net income (loss) available to common shareholders   $    (92,110)   $     38,378   $     15,082
        ------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding          51,379,542      50,763,566     50,544,634
        Effect of dilutive securities stock options                     -          69,338         48,874
        ------------------------------------------------------------------------------------------------
        Weighted average diluted number of
          shares outstanding                                   51,379,542      50,832,904     50,593,508
        ------------------------------------------------------------------------------------------------
        Diluted net income (loss) per share                  $      (1.79)   $       0.75   $       0.30
        ------------------------------------------------------------------------------------------------

        The effect of stock options has not been included in the determination of diluted loss per share for 2004 because to do so would be antidilutive.

13.     COMMITMENTS

        (A)     PALLADIUM SALES CONTRACT

        During 2000, the Company entered into a contract (the "Palladium Sales Contract") whereby the Company hedged the price of 100% of its palladium production. Under the Palladium Sales Contract the sales price is based on the monthly average spot price for palladium, as determined by the London Metal Exchange P.M. Fix, for the month prior to the month that the metal is received by the customer, but the price will be no less than US$325 per ounce for 100% of the metal received and no more than US$550 per ounce for 50% of the metal received. For the remaining 50% of the metal received, there is no maximum price. The Palladium Sales Contract's term commenced effective July 1, 2000 and expires on June 30, 2005.

        (B)     SHERIDAN PLATINUM GROUP OF COMPANIES ("SPG") COMMITMENT

        The Company is required to pay a royalty to SPG equal to 5% of the Net Cash Proceeds, as defined in the agreement from mining operations until the expiration of the Lac des Iles leases.

        (C)     PLATINUM FORWARD CONTRACTS

        At December 31, 2004, the Company had forward sales contracts for 10,500 ounces of platinum at an average price of US$831 per ounce maturing at various dates through December 2005. The fair value of these forward sales contracts was below their carrying value by $313 as at December 31, 2004.

        (D)     NICKEL SWAP CONTRACTS

        At December 31, 2004, the Company had swap contracts for 1,190,000 lbs. of nickel at an average fixed price of US$6.58 per lb. maturing at various dates through June 2005. The fair value of these swap contracts was below their carrying value by $123 as at December 31, 2004.

        (E)     COPPER SWAP CONTRACTS

        At December 31, 2004, the Company had swap contracts for 1,984,000 lbs. of copper at an average fixed price of US$1.25 per lb. maturing at various dates through December 2005. The fair value of these swap contracts was below their carrying value by $176 as at December 31, 2004.

        (F)     GOLD FORWARD CONTRACTS

        At December 31, 2004, the Company had forward sales contracts for 12,000 ounces of gold at an average price of US$435 per ounce maturing at various dates through December 2005. The fair value of these forward sales contracts was below their carrying value by $140 as at December 31, 2004.


42        Continued FOCUS on Operations, Growth and Financial Position

14.     REVENUE FROM METAL SALES

                                                 2004          2003           2002
        --------------------------------------------------------------------------
        Palladium (A)                     $   112,879    $  109,443     $  101,317
        Palladium forward contracts (B)             -        20,437         46,033
        Adjustments for mark-to-market            909        (1,163)        (9,243)
        Nickel                                 25,735        26,010         12,111
        Platinum                               21,476        18,847         14,069
        Gold                                   10,665         9,826          7,094
        Copper                                 10,945         7,722          4,723
        Other metals                            2,595         1,019            669
        --------------------------------------------------------------------------
                                          $   185,204    $  192,141     $  176,773
        --------------------------------------------------------------------------

        (A) Palladium revenues include the effect of the Palladium Sales Contract (NOTE 13(A)).

        (B) The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which was fully recognized by June 30, 2003. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition.

15.     CONTINGENCIES

        (A) The Company is a defendant in an action by another mining company claiming damages in the amount of $20,000, punitive and exemplary damages in the amount of $5,000 and a declaration that the Company held the Compania Minerales de Copan, S.A. de C.V. ("Copan") property in trust for the plaintiff. No provision has been made in the accounts as at December 31, 2004 or 2003 for any possible loss from this action as management of the Company believes it has a valid defense and it has been indemnified by SPG regarding this action. In addition, certain stock options are claimed to be held by employees of Copan. These options have not been included in note 12(A) as the Company has been indemnified by SPG regarding such matters.

        (B) The Company has filed a claim with its insurance company relating to losses incurred in connection with the failure of the primary crusher in 2002. During 2004, the Company received $7,148 as an interim payment against this claim and has included this amount in income from mining operations. The Company is pursuing the balance of its insurance claim and will record any additional recovery in income if and when received.

        (C) From time to time, the Company is involved in other litigation, investigations, or proceedings related to claims arising out of its operations in the ordinary course of business. In the opinion of the Company's management, these claims and lawsuits in the aggregate, even if adversely settled, will not have a material effect on the consolidated financial statements.


North American Palladium Ltd.  2004 Annual Report                             43

16.     INCOME TAXES

        The provision for income and mining taxes differs from the amount that would have resulted by applying the combined Canadian Federal and Ontario statutory income tax rates of approximately 39%.

                                                                  2004           2003           2002
        --------------------------------------------------------------------------------------------
        Income tax provision using statutory income
          tax rates                                        $   (35,406)   $    18,147    $    11,888
        Increase (decrease) in taxes resulting from:
        Write-down of mining interests not tax benefited        35,694              -              -
        Resource allowance                                       6,439         (3,342)        (5,320)
        Non-taxable portion of capital gains                        (2)        (2,908)             -
        Increase in valuation allowance on assets
          previously recognized                                  2,525              -              -
        Changes in income tax rates and laws                         -         (3,546)             -
        Benefit of income tax losses not previously
          recognized                                              (437)          (811)             -
        Federal large corporations taxes                           465            837            817
        Ontario mining taxes                                    (7,979)           983          4,357
        Other                                                      491         (1,206)         2,120
        --------------------------------------------------------------------------------------------
        Income tax expense                                 $     1,790    $     8,154    $    13,862
        --------------------------------------------------------------------------------------------

        The details of the Company's income tax expense are as follows:

                                                                  2004           2003           2002
        --------------------------------------------------------------------------------------------
        Current income tax expense:
        Income taxes                                       $       102    $      (550)    $        -
        Mining taxes                                               580            475              -
        Federal large corporations tax                             465            837            816
        --------------------------------------------------------------------------------------------
                                                           $     1,147    $       762     $      816
        --------------------------------------------------------------------------------------------
        Future income tax expense:
        Income taxes                                       $     9,202    $     6,884     $    8,546
        Mining taxes                                            (8,559)           508          4,500
        --------------------------------------------------------------------------------------------
                                                           $       643    $     7,392     $   13,046
        --------------------------------------------------------------------------------------------
                                                           $     1,790    $     8,154     $   13,862
        --------------------------------------------------------------------------------------------


44        Continued FOCUS on Operations, Growth and Financial Position

        Future tax assets (liabilities) consist of the following temporary differences:

                                                         2004          2003
        -------------------------------------------------------------------
        Current future income tax asset:
        Cash and cash equivalents                    $    389      $      -
        Non-capital loss carry-forwards                     -            84
        Valuation allowance                              (389)            -
        -------------------------------------------------------------------
        Net future income tax asset, current         $      -      $     84
        -------------------------------------------------------------------

        Long-term future income tax asset:
        Mining interests, net                        $ 34,630      $  7,472
        Deferred financing costs                          (11)        1,022
        Mine restoration obligation                     3,495             -
        Future mining tax liability                       343         2,157
        Other assets                                      174           231
        Ontario corporate minimum tax credits             327           257
        Capital loss carry-forwards                       927         1,308
        Valuation allowance                           (38,728)       (1,308)
        -------------------------------------------------------------------
        Net future income tax asset, long-term          1,157        11,139
        -------------------------------------------------------------------
        Future income tax liability, long-term:
        Long-term debt                                   (420)       (1,243)
        Kaiser-Francis credit facility                   (737)         (562)
        -------------------------------------------------------------------
                                                       (1,157)       (1,805)
        -------------------------------------------------------------------
        Net future income tax asset, long-term       $      -      $  9,334
        -------------------------------------------------------------------
        Current future tax liability:
        Deferred financing costs                     $      -      $    216
        -------------------------------------------------------------------
        Future tax liability, current                $      -      $    216
        -------------------------------------------------------------------
        Future mining tax liability, long-term:
        Mining interests, net                        $  1,549      $ 10,108
        -------------------------------------------------------------------
        Future mining tax liability, long-term       $  1,549      $ 10,108
        -------------------------------------------------------------------

        At December 31, 2004, the Company had net capital loss carry-forwards of approximately $5,100 (2003 - $3,700), which are available to reduce net capital gains of future years.

17.     STATEMENT OF CASH FLOWS

        (A) The net changes in non-cash working capital balances related to operations are as follows:

                                                         2004           2003         2002
        ---------------------------------------------------------------------------------
        Cash provided by (used in):
        Concentrate awaiting settlement            $   26,351     $   (9,298)  $   (2,778)
        Inventories and stockpiles                      1,786          3,179          507
        Accounts receivable and other assets             (229)           296          943
        Accounts payable and accrued liabilities        2,613          1,218       (2,442)
        Taxes payable                                    (790)          (630)      (1,599)
        ---------------------------------------------------------------------------------
                                                   $   29,731     $   (5,235)  $   (5,369)
        ---------------------------------------------------------------------------------

        (B) Cash outflows during the year for interest and income taxes were as follows:

                                                         2004           2003         2002
        ---------------------------------------------------------------------------------
        Interest paid on long-term debt            $    1,929     $    3,433   $    5,842
        Income and mining taxes paid               $      436     $        -   $        -


North American Palladium Ltd.  2004 Annual Report                             45

        (C) During 2004, mining interests were acquired at an aggregate cost of $33,058 (2003 - $12,687; 2002 - $9,960) of which $4,330 (2003 - $980; 2002 -
$1,514) were acquired by means of capital leases.

18.     RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE U.S.

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which differ in some respects from those in the United States. The following table presents amounts that would have been reported had the Company's consolidated financial statements been prepared on the basis of United States generally accepted accounting principles ("U.S. GAAP"):


        (CANADIAN FUNDS IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                  2004           2003          2002
        --------------------------------------------------------------------------------------------

        Statements of earnings (loss) and deficit:
        Net income (loss) under Canadian GAAP              $   (92,110)    $   38,378    $   15,082
        Amortization of capitalized interest (A)                   (95)           (39)          (20)
        Concentrates and crushed and broken ore
          stockpiles (B)                                           295         (1,702)         (404)
        Derivative financial instruments (C)                     2,041         (2,867)           74
        Reversal of asset retirement obligation under
          Canadian GAAP (E)                                          -              -            53
        Tax effect of differences                                    -          1,459           112
        --------------------------------------------------------------------------------------------
        Net income (loss) and comprehensive income
          under U.S. GAAP before cumulative impact
          of change in accounting policy                   $   (89,869)    $   35,229    $   14,897
        Cumulative impact of change in accounting
          policy for asset retirement obligations (E)                -           (375)            -
        --------------------------------------------------------------------------------------------
        Net income (loss) and comprehensive income
          under U.S. GAAP                                  $   (89,869)    $   34,854    $   14,897

        Basic and diluted income (loss) per share
          under U.S. GAAP before cumulative impact
          of change in accounting policy                   $     (1.75)    $     0.69    $     0.29
        --------------------------------------------------------------------------------------------
        Basic and diluted income (loss) per share under
          U.S. GAAP                                        $     (1.75)    $     0.69    $     0.29
        --------------------------------------------------------------------------------------------
        Balance sheets:
        Current assets (B) and (C)                         $   155,842     $  124,186
        Mining interests (A)                               $   136,567     $  247,769
        Crushed and broken ore stockpiles - long-term
          (B)                                              $     1,568     $    6,889
        Future tax asset, long-term                        $         -     $    9,124
        Capital stock (D)                                  $   329,002     $  319,587
        Deficit                                            $  (108,992)    $  (19,333)

        (A) The Company capitalizes interest on major projects where direct indebtedness has occurred. Under U.S. GAAP, interest is capitalized as it arises from indebtedness incurred, directly or indirectly, to finance development and construction activities on assets that are not yet subject to amortization or depletion. The current year adjustment relates entirely to the amortization of these amounts under U.S. GAAP.

        (B) Under Canadian GAAP, the cost of the Company's concentrate and crushed and broken ore stockpiles is determined on the average production cost and does not include an allocation of the amortization of production related assets, whereas under U.S. GAAP the cost of these assets should include this allocation.

        (C) Under U.S. GAAP, the Company has chosen not to designate its derivative financial instruments as hedging instruments and thus they are carried on the balance sheet at their fair value and any changes in fair value are being recorded to earnings in the period of the change.


46        Continued FOCUS on Operations, Growth and Financial Position

        (D) Canadian GAAP allows for the reduction of the stated capital of outstanding common shares with a corresponding offset to deficit. This reclassification, which the Company made in 1991, is not permitted by U.S. GAAP and would result in an increase in both capital stock and deficit of $6,098 at December 31, 2004 and 2003.

        (E) Effective January 1, 2003, the Company adopted FAS 143, "Accounting for Asset Retirement Obligations" which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they occur. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The cumulative effect of the change through January 1, 2003 was to increase mining assets by $6,489, increase the mine closure obligation to $7,019 and a one time after-tax charge to net earnings of $375.

        (F) U.S. GAAP requires that amounts totaling 5% or more of accounts payable and accrued liabilities be identified separately. As at December 31, 2004, these amounts were as follows: trade payables and accruals - $15,235 (2003
- $13,756); other accruals - $4,996 (2003 - $2,285).

        (G) U.S. GAAP does not permit the disclosure of subtotal of cash from operations before changes in non-cash working capital.

        (H) Effective January 1, 2003, the Company prospectively adopted FAS No. 123 "Accounting for Stock-based Compensation" as amended by FAS No. 148, whereby compensation expense for options granted after January 1, 2003 is measured at fair value at the grant date using the Black-Scholes valuation model and recognized over the remaining vesting period of the options granted. Previously, the Company, for purposes of preparing financial information in accordance with U.S. GAAP, accounted for its stock-based compensation plan under Accounting Principles Board Opinion 25 "Accounting for Stock Issued to Employees" (APB No. 25) which did not result in the recognition of compensation expense. Under FAS 148, pro forma disclosure is still required for those options granted prior to January 1, 2003 as follows:

                                                                       2004          2003           2002
        ------------------------------------------------------------------------------------------------
        Net income (loss) as reported under U.S. GAAP           $   (89,869)   $   34,854     $   14,897
        Stock-based compensation                                        168        (1,000)         2,648
        ------------------------------------------------------------------------------------------------
        Pro forma net income (loss) under U.S. GAAP             $   (90,037)   $   35,854     $   12,249
        ------------------------------------------------------------------------------------------------
        Pro forma basic and diluted income (loss) per share     $     (1.75)   $     0.71     $     0.24
        ------------------------------------------------------------------------------------------------

19.     COMPARATIVE FIGURES

        Certain of the prior years' figures have been reclassified to conform to the presentation adopted in 2004.


        ------------------------------------------------------------------------
        Forward-Looking Statements

        The Company's annual report 2004, consolidated balance sheets as at December 31, 2004 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three year period ended December 31, 2004 (collectively the "Financial Statements") and management's discussion and analysis of operations and financial position ("MD&A") for the Financial Statements, contain certain that are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "believe", "intend", "budget", "projection", "strategy", "will", "continue" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the impairment charge and the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, the salvage value of equipment, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine, exploration programs may not result in increased reserves and competition for acquisition of new properties. For a more comprehensive review of risk factors, please refer to the Company's MD&A and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.


North American Palladium Ltd.  2004 Annual Report                             47

                                                                      DOCUMENT 3

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


We consent to the inclusion in this Annual Report on Form 40-F of North American Palladium Ltd. (the "Corporation") of our report dated February 20, 2004 (the "Report") with respect to the consolidated financial statements of the Corporation as at December 31, 2003 and for each of the years in the two-year period then ended, included therein.

We understand that this Annual Report on Form 40-F is incorporated by reference into the Corporation's Registration Statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission (the "SEC") on July 27, 2001 and we consent to the incorporation by reference of the Report therein. We also consent to the incorporation by reference of the Report in the Corporation's Registration Statement on Form F-10, which was originally filed with the SEC on April 7, 2004 (File No. 333-114261).


                                                Ernst & Young LLP


Toronto, Canada                                 /s/ Ernst & Young LLP
January 3, 2006                                 Chartered Accountants

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NORTH AMERICAN PALLADIUM LTD.
                                        ----------------------------------------
                                                       (Registrant)


Date:   January  19, 2006                By: /s/ Mary Batoff
      ----------------------                 -----------------------------------
                                             Name: Mary Batoff
                                             Title: Vice President, Legal and
                                                      Secretary


This report on From 6-K, dated January 19, 2006, is specifically incorporated by reference into North American Palladium's registration statement on Form S-8 (File No. 333-13766), which was originally filed with the Securities and Exchange Commission on July 27, 2001. This report on Form 6-K is also specifically incorporated by reference into North American Palladium's registration statement on Form F-10 (File No. 333-114261), which was originally filed with the Securities and Exchange Commission on April 7, 2004.